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                              July 26, 2023

       Bill Edmonds
       Chief Executive Officer
       Deep Green Waste & Recycling, Inc.
       260 Edwards Plz #21266
       Saint Simons Island , GA 31522

                                                        Re: Deep Green Waste &
Recycling, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 13, 2023
                                                            File No. 333-273222

       Dear Bill Edmonds:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 13, 2023

       Security Ownership of Certain Beneficial Owners and Management and Related Stockholders,
       page 42

   1. Please update the information in this section as of the most recent practicable date and ensure your disclosure
reflects beneficial ownership prior to the resale offering
                                                        contemplated in this
registration statement. In that regard, we note your disclosure of beneficial ownership
and percentage of common stock owned before offering in your selling shareholder
table.
       General

   2. We note that your common stock is quoted on the OTC Pink Market and that the selling shareholders may offer,
sell or distribute all or a portion of the shares of common stock at
 Bill Edmonds
Deep Green Waste & Recycling, Inc.
July 26, 2023
Page 2
      prevailing market prices or at negotiated prices. Please note that the OTC Pink Market is not an established public trading market into which a selling shareholder may offer and sell shares at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the selling stockholders will offer and sell shares until your shares are listed on a national securities exchange or quoted on the OTCQX or OTCQB, at which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of Regulation
      S-K.
3. Please revise to provide, in a separate section, all of the information required by the applicable provisions of Item 404 of Regulation S-K.
4. Please revise your signature page to comply with the requirements of Form S-1 and the instructions thereto.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                             Sincerely,
FirstName LastNameBill Edmonds
                                                             Division of
Corporation Finance
Comapany NameDeep Green Waste & Recycling, Inc.
                                                             Office of Energy &
Transportation
July 26, 2023 Page 2
cc:       Gary L. Blum
FirstName LastName